DEFINITIVE BINDING MEMORANDUM OF UNDERSTANDING RELATIVE TO
Film joint venture agreement by and between Platinum Media Inc. T/A Platinum Studios and Resurrection Media Plat JV, LLC

THIS DEFINITIVE BINDING MEMORANDUM OF UNDERSTANDING ("MOU") is made as of this 25th day of July, 2020,

BY AND BETWEEN

Platinum Media Inc. T/A Platinum Studios, a Delaware Corporation ("Syndicator") of which Ameri Metro, Inc., a Delaware corporation ("Ameri Metro"), is a 25% shareholder,

AND

Delaware, LLC

Resurrection Media Plat JV, LLC, a ~~Wyoming corporation~~ ("Co/Syndicator")

Resurrection Media Plat JV, LLC and The Company shall be hereinafter together referred to as "PARTIES", and individually as "PARTY".

WHEREAS:

Upon the execution of this **MEMORANDUM OF UNDERSTANDING RELATIVE TO** Television and Film joint venture agreement by and between Platinum Media. Inc. T/A Platinum Studios and Resurrection Media Plat JV, LLC

1. Film Joint Venture Agreement. Resurrection Media Plat JV, LLC will partner with Platinum Media Inc. T/A Platinum Studios on its television and feature film projects on a "first look" basis through Platinum Media Inc. T/A Platinum Studios.

2. Joint Venture Price. Platinum Media Inc. T/A Platinum Studios will provide the total funding of One Hundred Million dollars set aside in form of 32,258 Ameri Metro Inc. class B share @ 3,100 per share to be used as currency solely for development of the joint venture agreement by and between Platinum Media Inc. T/A Platinum Studios and Resurrection Media Plat JV, LLC.

3. Noncompetition/Non-solicitation Agreement. The definitive Joint Venture Agreement shall contain noncompetition and non-solicitation provisions as mutually agreed upon by Co/Syndicator, and each such Principal Owner.

4. Joint Venture Agreement. Resurrection Media Plat JV, LLC will provide no less than three projects per calendar year for consideration. Platinum Media Inc. T/A Platinum Studios provided funding, as stated above will fund at least two movies per year upon approval by Platinum Media Inc. T/A Platinum Studios. Platinum Media Inc. T/A Platinum Studios shall receive seventy five percent (75%) of all gross profit generated from each individual project produced through the Platinum Media Inc. T/A Platinum

Studios provided funding. Resurrection Media Plat JV, LLC will receive the remaining twenty five percent (25%) of all gross profits. Any and all additional individuals i.e. Writer, Director, Cast, Executive Producer, Producer, etc. may receive profit sharing prior to gross profit sharing split between parties as agreed upon by both parties.

Resurrection Media PlatJV, LLC will receive seven hundred and fifty thousand dollars ($750,000) per year in overhead, and development costs. These costs shall be paid out monthly by Platinum Media Inc. T/A Platinum Studios, and shall be included in future expenses before gross profit sharing split. *The $62,500 per month will commence on September 1, 2020.*

Festivals: To enhance the viability of certain projects, Resurrection Media Plat JV, LLC may enter projects in festivals such as The Cannes Film Festival or Toronto Film Festival. Upon approval, a separate budget for cast and producers to attend festivals will be provided by Platinum Media Inc. T/A Platinum Studios. These costs shall go against the overall expense of the film prior to Gross Profit Sharing split.

It is also known that through the individual film projects that will be produced through the Platinum Media Inc. T/A Platinum Studios film funding mentioned above, many sets, structures, sound stages and the like will be built per the needs of the individual projects, with a pre-approved budget per individual project. These costs shall go against the overall expense of the film prior to Gross Profit Sharing split.

5. Timing. The Joint Venture will be in force immediately upon signing of this MOU and will stay in force, unless the funding, in full, is not provided to Resurrection Media Plat JV, LLC. The Joint Venture Agreement will continue until the $100,000,000.00 funding is exhausted solely by Resurrection Media Plat JV, LLC television and feature film projects that were pre-approved by Platinum Media Inc. T/A Platinum Studios.

6. Expenses. Each party shall pay their own expenses and costs incidental to completion of this Definitive Binding MOU (including legal and accounting fees).

7. Exclusive Dealing. Co/Syndicator agrees that from the date of acceptance of this DINFINTIVE BINDING MEMORANDUM OF UNDERSTANDING by until September 30, 2020, Co/Syndicator (a) will not enter into any other Joint Venture Agreement with any other person or entity, (b) will not negotiate or accept any other agreement with any third party and (c) will notify of any unsolicited offers to purchase all or any part of the Joint Venture Agreement value; provided, however, if this MEMORANDUM OF UNDERSTANDING is terminated pursuant to Section 8 hereof prior to September 30, 2020, then Co/Syndicator shall no longer be bound this Section 7.

8. Termination. This MEMORANDUM OF UNDERSTANDING may be terminated: (i) by the mutual agreement of the parties, or (ii) by either party if the parties fail to perform

their duties on or prior to ~~October~~ 30, 2020. Upon the termination of this MEMORANDUM OF UNDERSTANDING, all of the parties' obligations will terminate without any obligation of any of the parties.

9. Binding Agreement. This MEMORANDUM OF UNDERSTANDING reflects the present understanding and intention of the parties and except as specified in the next sentence is intended to constitute a binding agreement between the parties. Notwithstanding the foregoing, the provisions of Sections 9-10 hereof shall be binding upon and enforceable against the parties hereto and shall survive the termination of this MEMORANDUM OF UNDERSTANDING.

10. General. This MEMORANDUM OF UNDERSTANDING may not be amended, waived or rescinded except pursuant to a written agreement duly executed by the parties hereto. This MEMORANDUM OF UNDERSTANDING may be executed in one or more counterparts, each of which when taken together shall constitute one and the same agreement, and each of which shall constitute an original copy of this MEMORANDUM OF UNDERSTANDING. Signatures delivered via facsimile, or electronically via PDF or TIFF or JPEG or the like shall have the same legal weight and effect as original signatures.

Governing Law. This MEMORANDUM OF UNDERSTANDING shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles.

IN WITNESS WHEREOF, the PARTIES hereto have executed this Memorandum of Understanding the day and year first above written.

Resurrection Media Plat JV, LLC ("Co/Syndicator")

SIGNED BY E. VanLowe

For and on behalf of Resurrection Media Plat JV. LLC ("Co/Syndicator")

Witness : G. Wahl

Platinum Media Inc. T/A Platinum Studios

SIGNED BY : Shah Mathias, President

For and on behalf of the Company

Witness : ______________________

Todd Reynold, Acting Secretary